UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)
{X}     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR
{  }      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934
For the transition period from __________________________ to _______________________
Commission file number   001-35638

A.	Full title of the plan and the address of the plan:

WSFS Financial Corporation
Section 401(k) Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WSFS Financial Corporation
WSFS Bank Center
500 Delaware Avenue
Wilmington, DE 19801

REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits
a) The following plan financial statements, schedules and reports are attached hereto:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017
Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
WSFS Financial Corporation
Section 401(k) Savings and Retirement Plan

DATE:	June 21, 2019	/s/ Peggy H. Eddens
Peggy H. Eddens
For the Plan Administrator

WSFS FINANCIAL CORPORATION SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2018 and 2017
(With Report of Independent Registered Public Accounting Firm)

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
WSFS Financial Corporation Section 401(k) Savings and Retirement Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the WSFS Financial Corporation Section 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan's auditor since 1994.
Philadelphia, Pennsylvania
June 21, 2019

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Statement of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets:
Investments, at fair value
Mutual funds	$73,285,831	$76,910,156
WSFS Common Stock Fund	18,312,506	25,560,215
Total investments, at fair value	91,598,337	102,470,371
Fully benefit-responsive investment contract, at contract value	10,577,353	9,705,820
Total investments	$102,175,690	$112,176,191

Receivables:
Notes receivable from participants	$368,656	$765,811
Dividends receivable	767,255	410,757
Total receivables	1,135,911	1,176,568
Net assets available for benefits	$103,311,601	$113,352,759

See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Additions:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(13,226,950)	$9,418,647
Interest and dividends	3,796,788	2,511,836
Net investment (loss) income	(9,430,162)	11,930,483
Interest income on notes receivables from participants	24,194	46,510

Contributions:
Employers	3,688,640	3,326,649
Participants	5,738,349	5,232,883
Rollovers	522,662	511,697
Total contributions	9,949,651	9,071,229

Deductions:
Benefits paid	10,334,301	6,200,922
Administrative expenses	250,540	283,514
Total deductions	10,584,841	6,484,436

Net (decrease) increase in net assets available for benefits	(10,041,158)	14,563,786
Net assets available for benefits:
Beginning of year	113,352,759	98,788,973
End of year	$103,311,601	$113,352,759

See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Note 1: Description of Plan
Effective October 1, 1969, Wilmington Savings Fund Society, FSB (WSFS), a wholly owned subsidiary of WSFS Financial Corporation (the Company), established and adopted the WSFS Financial Corporation Section 401(k) Savings and Retirement Plan (the Plan) for the benefit of its eligible employees (Associates).
WSFS is the Plan administrator. Since July 1, 2015, Reliance Trust Company (RTC) has been the Plan trustee and Massachusetts Mutual Life Insurance Company (MassMutual) has been the Plan custodian and record-keeper. Beginning in June 2018, the role of Plan custodian was appointed to RTC.
The Plan is a defined contribution plan covering eligible employees as defined below. The Plan is a qualified defined contribution retirement plan with a cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k), respectively, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
On January 1, 2017, the Plan was amended to adopt the safe harbor matching contribution provisions of the Internal Revenue Code (IRC), which provides for Employer Safe Harbor Matching Contributions of 100% of the first 5% of participants' contributions (Safe Harbor Matching Contributions). As a result of this amendment, all regular matching contributions for participants employed on January 1, 2017 and all Safe Harbor Matching Contributions are 100% vested immediately. With this election, the Plan is not subject to annual non-discrimination testing because, in lieu of testing, the employer deposits a mandatory percentage of fully vested matching contributions. In addition, effective January 1, 2017, participant loans are no longer offered by the Plan.

The following description of the Plan provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.
Eligibility
Certain full and part‑time regular Associates of the Company and its subsidiaries (the Employers) who have completed six months of continuous service and are at least 21 years old are eligible to participate in the Plan. Peak-time Associates, interns, temporary employees, leased employees, and nonresident aliens are not eligible to participate in the Plan, except as may otherwise be required to preserve the qualified status of the Plan.
Contributions
Participant Contributions: Under the Plan, participants may elect to make annual payroll deductions of 1% to 70% of their total compensation, not to exceed $18,500 in 2018 and $18,000 in 2017 in accordance with the Internal Revenue Service (IRS) regulations. Participants who were 50 years of age or older at December 31, 2018 and 2017, were eligible to make additional elective deferral contributions of $6,000 in both 2018 and 2017.
Participants may elect to start, increase, reduce or suspend contributions at any time during the year. Changes to a participant's contribution percentage are effective as of the next first pay period of the month or as soon as administratively possible. Contributions made by participants are credited to their individual accounts and are made on a pre-tax basis assuming applicable regulations set forth in the IRC are satisfied. The Plan includes an auto-enrollment provision whereby all newly eligible Associates are automatically enrolled in the Plan unless they affirmatively elect not to participate. The contribution percentage at automatic enrollment is 4% of the participant's eligible compensation. If the participant has not selected an investment option, the contributions are invested in the Plan’s default option, which is the American Funds Target Date Retirement Fund having the target retirement date closest to the participant's 65th birthday.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Employers' Contributions: All contributions made by the Employers on the participants’ behalf are made on a pre-tax basis. The Employers’ contributions are comprised of the following:
Employers’ Matching Contribution: The Plan includes a Safe Harbor Matching Contribution that requires the Employers match 100% of the Associate’s contribution up to 5% of total compensation. The matching contribution is made in cash and participants are able to direct the investment of the contribution. If they choose not to direct the matching contribution, the contribution will be invested in the default option as defined in Participant Contributions. Participants can make changes to their investment elections at any time.
Employers’ Profit Sharing Contribution: The Board, at its discretion, may award Participants a discretionary profit sharing contribution at the end of the plan year. Associates must complete 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year to be eligible. For the years ending December 31, 2018 and 2017, WSFS did not make a profit sharing contribution.
Associates’ Rollover Account Contributions: In its sole discretion, the Plan Administrator may authorize the Plan to accept rollover contributions of cash from any Associate, whether or not the Associate is eligible to participate in the Plan, or a direct rollover contribution of an eligible distribution from another qualified plan. At all times, an Associate who makes a rollover or direct rollover contribution has a 100% non-forfeitable interest in those contributions.
Participants’ Accounts
Participants’ accounts are credited for their contributions and the Employers’ contributions made on their behalf. Participants’ accounts are also adjusted by an allocation of the earnings or losses of the Plan fund in which each participant’s account is invested based on the change in unit share price of the applicable fund. For the money market fund, participants' account balances are adjusted based on the ratio of the account balance to the total of all participants’ account balances in that fund.
Vesting
All participant contributions and related earnings and losses are 100% vested and are not subject to forfeiture for any reason. Beginning on January 1, 2017, as a result of the safe harbor election, Safe Harbor Matching Contributions and related earnings and losses are 100% vested for active participants.
As of December 31, 2018, the only balances subject to less than 100% vesting are employers' matching contributions and related earnings and losses for terminated participants that occurred prior to January 1, 2017, and any future employers' profit sharing contributions for active participants. These contributions vest at a rate of 20% per year of service attained by the participant, or under any of the following circumstances: attainment of normal retirement age while an employee, death while an employee, or becoming disabled while an employee. A year of service required a minimum of 1,000 hours of service.
Unvested balances become unallocated forfeitures to the Plan after a period of five consecutive one-year breaks in service immediately after termination by the participant. Unvested balances forfeited by participants can be used to reduce future Employers' matching contributions or pay plan expenses. Unallocated forfeitures, which were available to reduce future Employers' contributions or plan expenses, were $82,064 and $27,035 at December 31, 2018 and 2017, respectively. There were no forfeitures in 2018 that were used to reduce matching contributions. In 2017, forfeitures in the amount of $118,400 were used to reduce matching contributions. Forfeitures in the amount of $1,589 and $21,574 were used to reduce plan expenses in 2018 and 2017, respectively.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Withdrawals
Participants’ accounts are segregated between pre‑January 1, 1988 and post‑January 1, 1988 contributions. Participant contributions made subsequent to January 1, 1988 are made on a pre-tax basis. Withdrawals are subject to taxes and, in certain instances, penalties as set forth in the IRC. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of rollover eligible withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to required minimum distributions and annuity payments. Participant interest payments on loans are made on a post‑tax basis but are taxed as earnings when distributed.
Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988). Hardship withdrawals must be approved by the Plan Administrator and can only be made for one of the following reasons:

•	Certain expenses incurred or necessary for medical care for the participant, their spouse, children or dependents;

•	The purchase (excluding mortgage payments) of a principal residence for the participant;

•	Payment of tuition and related educational fees for the next 12 months of post-secondary education for the participant or their spouse, children, or dependents;

•	The need to prevent the eviction from the participant's principal residence (or a foreclosure on the mortgage on the participant's principal residence);

•	Payments for burial or funeral expenses for the participant's deceased parent, spouse, children or dependents;

•	Expenses for the repair of damage to the principal residence of the participant that would qualify for a casualty deduction; or

•	Any other reason authorized as a safe harbor by the Internal Revenue Service.
Notes Receivable from Participants
Prior to January 1, 2017, participants could elect to borrow a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The interest rate on loans is the prime rate plus 1% at the time of borrowing. Interest paid on outstanding loans is added to the participant’s account balance. Loans are secured by the participant’s account balance in the Plan. Repayment is generally required within 5 years although the term of a loan may be 10 years if the loan was used to purchase a principal residence. Principal and interest payments are paid through payroll deductions. The current value of notes receivable from participants represents unpaid principal plus any accrued but unpaid interest. Interest rates on notes receivable from participants ranged from 4.25% to 6.00% during 2018. Management has evaluated participant notes receivable for collectability and has determined that no allowance for uncollectible notes is necessary. Effective January 1, 2017, participant loans are no longer offered by the Plan.
Plan Expenses
Expenses relating to the administration of the Plan are generally paid with the earnings and receipts of the Plan investments. Participants pay fees at the Plan and fund levels. The participant Plan fee is an asset fee charged by MassMutual of 19 basis points (annualized) calculated on the market value at month-end of the total plan assets in the participant's account. The fund level fee paid by Participants is based on the expense percentage of each individual fund calculated on the market value at month-end of the total plan assets in the participant's account. WSFS pays third party administration Plan fees.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Prior to January 1, 2018, the Employers charged the accounts of terminated participants for their share of the plan administration expenses that were paid directly by the Employers. The accounts of active participants were not charged for such expenses. Effective January 1, 2018, the costs of the plan administration expenses paid by the Employers were no longer charged to the terminated participants. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are paid by the participants taking the loan or withdrawal.
Payment of Benefits
Any participant who separates from service for any reason, excluding death, is entitled to receive their vested interest in their account balance. This distribution can be made as a lump‑sum payment, rollover to an IRA, or rollover to the qualified plan of a new employer. Upon the death of a participant prior to payment of all retirement benefits, the participant’s vested account balance is paid to the participant’s beneficiary in accordance with the plan document.
Plan Termination

Although WSFS has not expressed any intention to terminate the Plan, it may do so at any time. Upon the complete discontinuation of contributions to the Plan, or the complete or partial termination of the Plan, the rights of all affected Associates under the Plan shall become fully vested and nonforfeitable.

Note 2: Summary of Significant Accounting Policies

(a)Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) using the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments are reported at fair value, with the exception of the Stable Value Fund which is reported at contract value as described in paragraph (g) below. See Note 4 for further information.
Net appreciation (depreciation) in fair value of investments is reflected in the Statements of Changes in Net Assets Available for Benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) in fair value during the reporting period.
Purchases and sales of securities are recorded on a trade-date basis.
Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.
(c)Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the plan document.
(d)Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(e)Fund Accounting for Income

The mutual funds in the Plan allocate dividend income to the accounts of participants in those funds rather than distributing the income among the investors in the fund. The Stable Value Fund and Common Stock Fund aggregate dividend income into the unit value rather than distributing the income among investors in the fund.
(f)Payment of Benefits

Benefits are recorded when paid.
(g)Fully Benefit‑Responsive Investment Contracts

Fully benefit-responsive investment contracts are presented at contract value in the Statements of Net Assets Available for Benefits because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit‑responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a Stable Value Fund.
At December 31, 2018 and 2017, the Stable Value Fund was 100% invested in the Separate Account Guaranteed Interest Contracts (SAGIC) investment option, a collective bond fund reported as a fully benefit-responsive contract that is managed by MassMutual and holds as its principal investment the MassMutual Diversified Bond II. The objective of the SAGIC is to provide a stated rate of return, generated from investment in a diversified portfolio of primary investment-grade fixed income securities. MassMutual serves as the trustee and custodian for the SAGIC. Barings LLC (Barings) serves as the investment advisor. There are no restrictions on redemptions for the Stable Value Fund, but transfers to competing fixed income investments are not allowed.
The Plan's ability to receive amounts due in accordance with the fully benefit-responsive investment contract noted above is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations could be affected by future economic and regulatory developments.
Certain events limit the ability of the Plan to transact at contract value with the contract issuer. Such events include the following:
•The Plan's failure to qualify under Section 401(a) of the Internal Revenue Code;
•Premature termination of the contracts;
•Plan termination or merger;
•Changes to the Plan's prohibition on competing investment options; or
•Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan's normal operations.
At December 31, 2018, no events were considered probable that could limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2018 and 2017

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Examples of such events include the following:
•An uncured violation of the Plan's investment guidelines;
•A breach of material obligation under the contract;
•A material misrepresentation; or
•A material amendment to the agreements with the consent of the issuer.
At December 31, 2018, no events occurred that would allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value.
(h)Recent Accounting Pronouncements

Accounting Guidance Pending Adoption at December 31, 2018

In February 2017, the Financial Accounting Standards Board (FASB) issued ASU No. 2017-06, Plan Accounting Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting (ASU 2017-06). The amendments in this update require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statements of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. Additionally, ASU 2017-06 removed the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investments. Lastly, ASU 2017-06 removed the redundant investment disclosures relating to the 401(h) account assets, which is not applicable to the Plan. The amendments in ASU 2017-06 are effective for fiscal years beginning after December 15, 2018 and should be applied retrospectively. Early adoption is permitted. Adoption of this guidance is not expected to have a material impact on the Plan’s financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement Disclosure Framework, which amends ASC 820 - Fair Value Measurement. The ASU modifies, adds and removes certain disclosures aimed to improve the overall usefulness of the disclosure requirements for fair value measurements. The guidance is effective in annual and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted. Adoption is required on both a prospective and retrospective basis depending on the amendment. Adoption of this guidance is not expected to have a material impact on the Plan's financial statements and related disclosures.

Note 3: Investments

The Plan’s investments are held in a trust administered by RTC. A complete listing of the Plan’s investments as of December 31, 2018 is included in the Supplemental Schedule—Schedule H, Line 4i - Schedule of Assets (Held at End of Year).

The Plan holds an indirect investment in the Company's common stock through shares held by the WSFS Common Stock Fund. The WSFS Common Stock Fund represented approximately 18% and 23% of total investments as of December 31, 2018 and 2017, respectively. The Company is a savings and loan holding company.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Note 4: Fair Value Measurement

ASC 820-10, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1
Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Mutual Funds: Mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.
WSFS Common Stock Fund: The Plan's investment in common stock of the Company is held in a unitized account made available only to the Plan's participants. The WSFS Common Stock Fund holds shares of the Company's common stock and cash. In the Plan's financial statements, this account is valued using its net asset value (NAV). The NAV is based on the price of WSFS Common Stock, which is published on a recognized exchange, and the cash balance. The account held 465,944 and 517,275 shares of WSFS common stock and $648,569 and $808,606 of cash at December 31, 2018 and 2017, respectively. The WSFS Common Stock Fund is classified as a Level 1 investment.
Transfers between level categorizations may occur due to changes in the availability of market observable inputs. Transfers in and out of level categorizations are reported as having occurred at the beginning of the year in which the transfer occurred. There were no movements between levels in 2018 and 2017. The Plan has no Level 2 or Level 3 investments.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2018 and 2017

The following table provides, by level within the fair value hierarchy, a summary of investments of the Plan measured at fair value on a recurring basis as of December 31:

	2018	2017
Quoted Prices in Active Markets (Level 1):
Mutual Funds	$73,285,831	$76,910,156
WSFS Common Stock Fund	18,312,506	25,560,215
Total Investments at Fair Value	$91,598,337	$102,470,371

Note 5: Income Tax Status
Prior to January 1, 2016, the Plan was amended and restated effective January 1, 2010 for the Economic Growth and Tax Relief and Reconciliation Act of 2001 and subsequent federal legislative changes affecting qualified retirement plans and received a favorable determination letter from the IRS dated August 23, 2013. The determination letter confirmed that the Plan was qualified under the IRC and, therefore, the related trust was exempt from taxation.
Effective January 1, 2016, the Plan converted to a volume submitter profit sharing plan with 401(k) features. The sponsor of the volume submitter profit sharing plan document received an opinion letter from the Internal Revenue Service dated March 31, 2014, that the form of the plan is qualified under Section 401 of the IRC. Under IRS rules and regulations, Plans using a pre-approved volume submitter plan document cannot generally submit the Plan to the Internal Revenue Service for a favorable determination letter. WSFS therefore is relying on the opinion letter as to the Plan's tax qualification, as provided for in Revenue Procedure 2005-16. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has concluded that as of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS and the United States Department of Labor. In 2016, the IRS completed audits of the Plan for 2013 and 2014. The Plan administrator believes that as of the date of this report it is no longer subject to income tax examinations for the years prior to 2015.

Note 6: Party-In-Interest and Related Party Transactions

The Stable Value Fund is sponsored by MassMutual, therefore transactions in the Stable Value Fund qualify as party-in-interest transactions. The WSFS Common Stock Fund holds shares of common stock of the Company, the parent of the Plan sponsor; therefore, transactions in the WSFS Common Stock Fund qualify as party-in-interest transactions. In addition, certain receivables are loans to employees of the Company, and therefore are considered party-in-interest transactions.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Note 7: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are subject to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8: Subsequent Events

On March 1, 2019, the Company closed its acquisition of Beneficial Bancorp, Inc. (Beneficial), which resulted in certain employees of Beneficial (Covered Employees) becoming Associates of the Company. During the first quarter of 2019, the Plan Administrator notified the Covered Employees of their eligibility and enrollment into the Plan. Effective March 1, 2019, the Plan was amended to include the Covered Employees' years of service with Beneficial for eligibility purposes and vesting of employers' profit sharing contributions.
The Plan has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 21, 2019, the date the financial statements were available for issuance. No other events have occurred that require adjustment to or disclosure in the financial statements of the Plan.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
Supplemental Schedule

(a)	(b) Identity of Issuer, borrower, lessor, or similar interest	(c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Shares/Units	(d) Cost	(e) Current Value
	Investments at contract value
*	SAGIC	Stable Fund Value	950,404	**	10,577,353
	Investments at fair value
*	WSFS Common Stock Fund	Common Stock Fund	1,296,307	**	18,312,506
	Mutual funds
	American Funds The Income Fund of America	Mutual Fund	728,593	**	15,001,724
	Vanguard 500 Index Fund	Mutual Fund	47,577	**	11,011,137
	American Funds 2030 Target Date Retirement Fund	Mutual Fund	365,068	**	4,796,992
	Goldman Sachs Large Cap Growth Insights	Mutual Fund	160,276	**	4,314,633
	Vanguard Mid-Cap Growth Index Fund	Mutual Fund	80,139	**	4,125,561
	TIAA-CREF Large Cap Value Index Fund	Mutual Fund	200,771	**	3,517,500
	Emerald Growth Fund	Mutual Fund	152,405	**	3,317,851
	JP Morgan Government Bond Fund	Mutual Fund	256,463	**	2,644,132
	Vanguard Mid-Cap Value Index Fund	Mutual Fund	51,959	**	2,563,127
	Oppenheimer International Growth Fund	Mutual Fund	69,922	**	2,425,596
	American Funds 2020 Target Date Retirement Fund	Mutual Fund	202,145	**	2,359,028
	DFA US Targeted Value Fund	Mutual Fund	116,909	**	2,305,451
	American Funds 2010 Target Date Retirement Fund	Mutual Fund	195,101	**	1,990,032
	Dodge & Cox International Stock Fund	Mutual Fund	53,545	**	1,976,339
	American Funds 2025 Target Date Retirement Fund	Mutual Fund	143,550	**	1,780,016
	American Funds 2035 Target Date Retirement Fund	Mutual Fund	127,670	**	1,703,122
	American Funds 2050 Target Date Retirement Fund	Mutual Fund	121,103	**	1,637,312
	Premier Core Bond Fund (Barings)	Mutual Fund	150,753	**	1,569,335
	American Funds 2045 Target Date Retirement Fund	Mutual Fund	74,047	**	1,022,582
	American Funds 2040 Target Date Retirement Fund	Mutual Fund	64,776	**	880,956
	American Funds 2055 Target Date Retirement Fund	Mutual Fund	43,757	**	739,062
	Premier High Yield Fund (Barings)	Mutual Fund	84,763	**	705,224
	Calvert Conservative Allocation Fund	Mutual Fund	27,703	**	439,640
	American Funds 2060 Target Date Retirement Fund	Mutual Fund	29,076	**	326,809
	Premier U.S. Gov't Money Market Fund (Barings)	Mutual Fund	96,983	**	96,983
	American Funds 2015 Target Date Retirement Fund	Mutual Fund	3,317	**	35,687
					73,285,831
*	Notes receivable from participants (interest rates ranging from 4.25% to 6.00%)			-	368,656
	Total investments and notes receivable from participants				$102,544,346
*	Party-in-interest
**	Cost omitted for participant directed investments
As of December 31, 2018, maturity dates of active notes receivable from participants ranged from March 2019 to December 2026.

See accompanying Report of Independent Registered Public Accounting Firm.